

February 3, 2025

Yeoh Chee Wei
Chief Executive Officer
Empro Group Inc.
21, Jalan 15/23, Tiong Nam Industry Park, 40200 Shah Alam
Selangor, Malaysia

> **Re: Empro Group Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed January 22, 2025**
> **File No. 333-282155**

Dear Yeoh Chee Wei:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 23, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-1 filed January 22, 2025

Financial Statements, page F-1

1. We note the audited financial statements of EMP Solution Sdn. Bhd. are older than 12 months. Please update your financial statements and related disclosures pursuant to Item 4.a. of Form F-1 and Item 8.A.4 of Form 20-F or, if applicable, provide the appropriate representations required by Instruction 2 to Item 8.A.4 of Form 20-F in an exhibit to the filing.

Please contact Al Pavot at 202-551-3738 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Michael T. Campoli